UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2015

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Shell full year 2014 update: Balancing growth and returns

The Hague, 29 January 2015. Shell’s CEO Ben van Beurden today updates on 2014 performance and his priorities for the company, in presentations to financial markets.
Van Beurden commented: “Shell has delivered where it counts in 2014. We are stepping up our drive for stronger capital efficiency, whilst being careful not to over-react to the recent fall in oil prices.
• Successful delivery of 2014 programme. Improved financial and operating performance including $25 billion free cash flow: strengthening of the balance sheet; $15 billion of dividends and share buybacks; reduction of capital investment; early completion of $15 billion divestment target; and
implementation of tighter performance management.
• 2015 to see continuation of 2014 drive to balance growth and returns. New restructuring programmes in world-wide resources plays and upstream engines, leveraging oil price downturn to capture multi-billion supply chain cost opportunities world-wide, and plans to reduce Shell’s operating costs in 2015.
• Organic capital investment in 2015 is expected to be lower than 2014 levels, and we have curtailed over $15 billion of potential spending over the next three years. Shell has options to further reduce spending, but we are not over-reacting to current low oil prices and keeping our best opportunities on the table.

Shell’s strategy is founded on disciplined capital investment, integrated operations, technological expertise and large scale. This is underpinned by an unrelenting focus on safety. Investment in long term opportunities is balanced with short term delivery.
Van Beurden continued: “We set out an agenda in 2014 to balance growth and returns in Shell, and our results in 2014 show that this strategy is impactful where it matters: at the bottom line. By successfully delivering against our three key priorities of better financial performance, enhanced capital efficiency and continued strong project delivery, we are improving Shell’s competitive position in the oil & gas industry.”
Delivery in 2014 included:
• Improved earnings and returns, including $25 billion of free cash flow, underpinning $15 billion of dividends and share buybacks.
• Tighter performance management and accountability implemented across the company, including increased shareholding requirements for senior management to further align interests with shareholders.
• Restructuring programmes and cost reduction in North America resources plays, where major portfolio changes are now complete; and in Oil Products, where substantial progress has been made and new cost programmes were launched at the end of 2014.
• Increased asset sales – some $15 billion in 2014, completed before markets weakened across the end of the year, and reduced capital spending, as we make decisions on portfolio to improve Shell’s capital efficiency.
• Successful delivery of new projects including deep water, and successful integration of the LNG portfolio purchased from Repsol, which delivered over $1 billion to CFFO in 2014.
• A firm uptick in the 2014 exploration performance, with 10 material discoveries in frontier and heartland basins, and a further 41 near-field discoveries.
Van Beurden continued: “Our strategy is delivering, but we’re not complacent.
Weaker oil prices underline that there’s a lot more to do. The three themes of financial performance, capital efficiency and project delivery will remain as
Shell’s priorities in 2015.”
In 2015, these priorities will include a focus on the following:
Financial performance
• This will include a continued drive to improve performance in Oil Products and
North America resources plays, and new restructuring programmes in Upstream engines and International resources plays.
• Cost competitiveness is integral to our tighter performance management drive.
Our established programmes and new initiatives are expected to move operating costs down in 2015.
Capital efficiency
• Given Shell’s rich portfolio funnel and today’s lower oil prices, investment levels are under severe pressure in the near term. Today’s lower prices are creating opportunities to reduce our own costs and to take costs out of the supply chain, where there is multi-billion dollar savings potential for Shell.
• In addition, the company is deferring spending in many areas, without compromising on HSSE, exiting selective growth positions, and driving costs down in the supply chain. This should result in reduction of potential capital investment for 2015-17 of over $15 billion.
• 2015 organic capital investment is expected to be lower than 2014 levels.
Shell is considering further reductions to capital spending should the evolving market outlook warrant that step, but is aiming to retain growth potential for the medium term.
Project delivery
• 2015 should see further ramp-up from the new fields brought on line in 2014.
The company continues to invest in a competitive suite of new oil & gas fields and LNG, with the next wave of significant start-ups in the 2016-18 timeframe.
Van Beurden continued: “The agenda we set out in early 2014 to balance growth and returns has positioned us well for the current oil market downturn. However, lower oil prices and the impact of our 2014 divestments will likely reduce this year’s cash flow.”
Shell announced dividends of $12 billion in 2014 and repurchased $3.3 billion of shares. We slowed our buyback program at the end of 2014 to conserve cash, and near-term oil prices will dictate the buyback pace.
Van Beurden concluded: “We are taking a prudent approach here and we must be careful not to over-react to the recent fall in oil prices. Shell is taking structured decisions to balance growth and returns.”

Enquiries
Shell Media Relations
International: +44 20 7934 5550
Americas: +1 713 241 4544
Shell Investor Relations
International: +31 70 377 4540
North America: +1 832 337 2034

Cautionary note
The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate entities. In this announcement "Shell", "Shell Group"
and "Royal Dutch Shell" are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words "we", "us" and "our" are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies.
"Subsidiaries", "Shell subsidiaries" and "Shell companies" as used in this announcement refer to companies in which Shell either directly or indirectly has control, by having either a majority of the voting rights or the right to exercise a controlling influence. The companies in which Shell has significant influence but not control are referred to as "associated companies" or
"associates" and companies in which Shell has joint control are referred to as
"jointly controlled entities". In this announcement, associates and jointly controlled entities are also referred to as "equity-accounted investments". The term "Shell interest" is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in a venture, partnership or company, after exclusion of all third-party interest.
This announcement contains forward looking statements concerning the financial condition, results of operations and businesses of Shell and the Shell Group.
All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management's current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Shell and the Shell Group to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward looking statements are identified by their use of terms and phrases such as "anticipate", "believe", "could", "estimate", "expect", "goals", "intend",
"may", "objectives", "outlook", "plan", "probably", "project", "risks", "seek",
"should", "target", "will" and similar terms and phrases. There are a number of factors that could affect the future operations of Shell and the Shell Group and could cause those results to differ materially from those expressed in the forward looking statements included in this announcement, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell's products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. All forward looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward looking statements. Additional factors that may affect future results are contained in Shell's 20-F for the year ended 31 December 2013
(available at www.shell.com/investor and www.sec.gov ). These factors also should be considered by the reader. Each forward looking statement speaks only as of the date of this announcement, 29 January 2015. Neither Shell nor any of its subsidiaries nor the Shell Group undertake any obligation to publicly update or revise any forward looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward looking statements contained in this announcement.

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This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell
International Finance B.V. (Registration Numbers 333-177588 and 333-177588-01);
and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc
(Registration Numbers 333-126715, 333-141397, 333-171206 and 333-192821).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: 29 January 2015	By:	/s/M.C.M. Brandjes
	Name:	M.C.M. Brandjes
	Title:	Company Secretary